Filed Pursuant to Rule 433
Registration No. 333-149361
March 3, 2009
PRICING TERM SHEET
6.25% Senior Notes due March 1, 2039

Issuer:	Pacific Gas and Electric Company

Size:	$550,000,000

Maturity Date:	March 1, 2039

Coupon:	6.25%

Interest Payment Dates:	March 1 and September 1, commencing September 1, 2009

Price to Public:	98.761%

Benchmark Treasury:	4.50% due May 15, 2038

Benchmark Treasury Yield:	3.643%

Spread to Benchmark Treasury:	+270 basis points

Re-Offer Yield:	6.343%

Optional Redemption:	Make-Whole Call at Treasuries plus 40 basis points

Expected Settlement Date:	March 6, 2009

CUSIP:	694308 GQ4

Anticipated Ratings:	A3 by Moody’s Investors Service, Inc.
BBB+ by Standard & Poor’s Ratings Services

Joint Book-Running Managers:	Barclays Capital Inc.
BNP Paribas Securities Corp.
UBS Securities LLC

Co-Managers:	Mizuho Securities USA Inc.
Wedbush Morgan Securities Inc.
Blaylock Robert Van, LLC
Cabrera Capital Markets, LLC
CastleOak Securities, L.P.
U.S. Bancorp Investments, Inc.
Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.
You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll free at 1-888-227-2275, ext. 2663; BNP Paribas Securities Corp. toll free at 800-854-5674; or UBS Securities LLC toll free at 877-827-6444 ext. 561-3884.